Confidential Treatment Requested

by The Ex One Company, LLC.

Pursuant to 17 C.F.R. §200.83

January 24, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Amanda Ravitz

Re:	The ExOne Company
Registration Statement on Form S-1
Filed January 8, 2013
File No. 333-185933

Dear Ms. Ravitz:

This letter is furnished on behalf of The ExOne Company (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 23, 2013 to Mr. John Irvin, Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (Reg. No. 333-185933) which was filed with the Commission on January 8, 2013 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are today filing on the EDGAR system Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment has been drafted to reflect both the Company’s responses to the comments from the Staff and certain updating and conforming changes. All page numbers in the responses below refer to the Amendment, except as otherwise noted. We are also delivering to the Staff by messenger a courtesy package, which includes four copies of the Amendment, two of which are marked to show changes from the Registration Statement.

The Company respectfully requests, pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to portions of the Company’s response to Comment 1 below. The redacted information is marked with bracketed asterisks (“[***]”) and the page on which it appears is marked with the confidentiality legend required by Rule 83. The Company believes that the redacted information contains information that is covered by one or more exemptions in the FOIA because of the commercially sensitive nature of the information contained herein. Please note that the unredacted version of this letter is being delivered to the Commission separately.

Confidential Treatment Requested

by The Ex One Company, LLC.

Pursuant to 17 C.F.R. § 200.83

Summary, page 1

1.	Please expand your response to prior comment 4 to tell us the specific historical revenues you have generated from each of the customers you have identified in your summary. Further, it remains unclear why it is appropriate to highlight only these customers here and in your “Our Customers” section on page 79 if (1) you do not have a significant business volume with each customer, (2) without quantifying the volume of business you have with each customer, and (3) if you have other customers that you have not identified that generate equal or greater amounts of revenue. Please revise. If your intention is to provide additional disclosure regarding the acceptance of your industry within the industrial products market, as indicated in your response, please consider adding appropriate disclosure to a section other than the first page of your summary and your customers section to make this point directly.

Response: The customers named in the Registration Statement have generated the following revenue (for 2010, 2011 and through September 30, 2012 for machines and from January 1, 2011 through September 30, 2012 for 3D printed parts, materials and other):

(Summary page 1) customers:

Aerospace
Magellan Aerospace Corporation	[****]
Boeing	[****]
Mitchell Aerospace	[****]

Automotive
Ford Motor Company	[****]
BMW	[****]
Tesla Motors Inc.	[****]

Heavy Equipment
Caterpillar, Inc.	[****]
Deere & Company	[****]
Bosch Rexroth	[****]

Energy/Oil/Gas
ITT Corp	[****]
KSB Group	[****]

Based upon the Staff’s comments, we have revised our disclosure on pages 1, 64 and 82 of the Amendment.

Liquidity and Capital Resources, page 54

2.	Please expand your response to prior comment 5 to disclose the steps you are taking to cure your lack of compliance with the covenant.

Response: As previously disclosed, we notified the bank in December 2012 that we are not in compliance with the equity-to-asset ratio covenant related to our German line of credit facility. Subsequent to our communication, the bank has not exercised its discretion to require additional collateral or security to be provided against this arrangement. The equity-to-asset ratio covenant included in our line of credit facility agreement requires that a calculation be performed as of December 31 on an annual basis, based upon our German subsidiary’s audited financial statements. Since the calculation is required on an annual basis only, we are not presently able to cure the lack of compliance until the German subsidiary’s 2012 audited financial statements are available, which will not be until after this prospectus is effective. We currently expect to be in compliance with the equity-to-asset ratio at December 31, 2012. In the event of further noncompliance, we will request a waiver of this covenant or seek to amend our existing arrangement.

Please see our revised disclosure on pages 57 and 60 of the Amendment.

Business, page 61

3.	We note your response to prior comment 6 that your FLEX platform is printing metal at 111 cubic inches per hour. We also note that the Atlantic Council Strategic Foresight Report you cite indicates that traditional manufacturing processes are capable of making several similar parts in under a minute. To the extent that your current process continues to be slower than traditional manufacturing, please revise your prospectus to make this clear. Please also address the additional time for sintering and infiltration discussed on pages 71 and 95 of the Wohlers report. Refer to prior comment 3.

Response: We believe you are referring to the Atlantic Council Strategic Foresight Report, citing “While AM technologies offer critical advantages over traditional manufacturing processes, there are inherent limitations in the processes that keep them from being a panacea for every manufacturing problem. In their current embodiments, AM processes are limited for mass production purposes. On average, AM processes are capable of creating a 1.5 inch cube in about an hour. An injection molding machine, on the other hand, is capable of making several similar parts in under a minute.”

While it is true that injection molding parts can be made in less than one minute, the author is referring primarily to thermosplastics and thermosetting plastics. As you are aware, we print in a variety of materials, but not plastics. Metal injection molding (MIM) is performed, but is more limited than injection with plastics. Current equipment capability requires processing to stay limited to products that can be molded using typical volumes of 100 grams or less per “shot” to be distributed into multiples cavities. With our current stainless steel powder density, that would limit the volume to about 1.5 in3. This MIM technology is limited to small, intricate, high-volume products. It also requires the use of a mold, which increases costs by thousands of dollars. Usually, such MIM orders require a minimum part order of 10,000 parts. MIM also requires a debinding and a sintering step.

The sintering and infiltration steps referenced in the Wohlers report cited above are performed in a sintering furnace, similar to conventional methods. The infiltration is also performed during the sintering and adds little to no time to the sintering process. The conventional MIM process, as mentioned above, also requires sintering. Typically, a furnace run is 24 hours. This is a batch process, and the number of parts is only limited by the size of the furnace. ExOne is looking at faster methods for sintering, including a continuous furnace that would reduce the sintering time even more.

The Company has revised its discussion about the applicable uses of its machines. See “Our Machines” on page 69 of the Amendment. The Company has also expanded it discussion of post processing under “Post Processing” on page 69 of the Amendment.

Executive Compensation, page 87

4.	Please update your disclosure to provide the information required by Regulation S-K Item 402 for your most recently completed fiscal year.

Response: The Company has updated the disclosure as requested. See page 90 of the Amendment.

Financial Statements, page F-1

5.	Please update the audited financial statements when required by Rule 8-08 of Regulation S-X. Please also note the early updating guidance from Rule 8-08(b).

Response: The Company notes the Comment and states that it will comply with Rule 8-08 of Regulation S-X. The Company further states that it intends that its Registration Statement become effective before the 45th day after the end of its most recent fiscal year.

Item 15. Recent Sales of Unregistered Securities, page II-2

6.	Please revise to provide the information required by Regulation S-K Item 701 with respect to the conversion from an LLC discussed on page 6.

Response: As requested by the Comment, the Company has revised Item 15. See page II-2 of the Amendment.

Schedule

We appreciate the Staff’s assistance in meeting our tight schedule for starting the road show next Tuesday, January 29, 2013. In order to meet that schedule, we would need to print red amendments on Monday, January 28, 2013.

If you have any questions about this matter, please call me. Thank you.

Very truly yours,

Warren J. Archer

cc: Mr. Louis Rambo

      Ms. Julie Sherman

      Mr. Gary Todd

      Mr. John Irvin